Mail Stop 6010

August 6, 2008

VIA U.S. MAIL AND FAX (310) 473-3177

Mr. Robert M. Bernstein
Chief Executive Officer
Material Technologies, Inc.
11661 San Vincente Boulevard, Suite 707
Los Angeles,California 90049

>   **Re: Material Technologies, Inc.**
>   **Form 10-KSB for the year ended December 31, 2007**
>   **Filed April 14, 2008**
>   **File No. 333-23617**

Dear Ms. Bernstein:

        We have reviewed your response filed July 29, 2008 and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. In our comments, we asked you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A for the Year Ended December 31, 2007 filed July 29, 2008

Financial Statements

Consolidated Statements of Comprehensive Loss, page F-5

1.   Please refer to our prior comment 5. It appears that this Statement continues to refer to September 30, 2007 rather than December 30, 2007. Please advise and revise the filing as necessary. Further, please also explain why 2007 and the period from inception to date are labeled restated.

Note 1. Organization and Basis of Presentation, page F-16

Restatement of Financial Statements, page F-18

2.   Please refer to our prior comment 8. We see from your response that you plan to include the restated amounts and balances for 2005 in your amended 10-KSB for 2007, however, we do not see such amounts and balances for 2005 in your amended 2007 Form 10-KSB. Please advise.

Note 13. Restatement of Previously Issued Financial Statements, page F-55

3.   Please refer to our prior comment 13. Pursuant to paragraph 26 of SFAS 154 we re-issue our comment. Your disclosure in your 2007 10-KSB is too vague considering the significance of your errors, please revise the filing to describe more details regarding the nature of the errors identified for each error. We would expect this discussion to include an explanation of what your "non-cash security transactions" are and what they include, what discounts were previously used in error and what discounts were used as part of your revised amounts, a statement as to whether there were any other changes in your valuation method or techniques outside of the discount factor, etc. Please be sure to include separate discussion regarding the errors in valuing your derivative liabilities. Further, as previously requested, please quantify the impact of each error since there is more than one error being corrected.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or me at (202) 551-3603 if you have any questions regarding these comments. In this regard, do not hesitate to contact Angela Crane, Accounting Branch Chief, at (202) 551-3554.

Sincerely,

Jay Webb
Reviewing Accountant